FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reaches Agreement on Sale of Annington

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 20, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Reaches Agreement on Sale of Annington

Tokyo, November 20, 2012—Nomura Holdings, Inc. today announced that Nomura International plc, a wholly owned subsidiary of Nomura Holdings, has agreed terms on the sale of Annington to UK private equity firm Terra Firma.

Nomura in 1996 acquired approximately 57,000 residential properties in the UK Ministry of Defence’s Married Quarters Estate, and formed Annington to manage it. The estate, which now comprises almost 40,000 properties, has been managed by Terra Firma for the past 10 years.

The acquisition is due to be completed by the end of 2012.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Tokyo	+81-3-3278-0591
Keiko Sugai	Nomura Tokyo	+81-3-3278-0591
Rob Davies	Nomura London	+44 207 102 3790

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.